Exhibit 99.30

American Rebel (NASDAQ:AREB) Congratulates Tony Stewart on History-Making Victory in NHRA Top Fuel Event at Las Vegas Motor Speedway

First Driver to Win NASCAR Cup Race, IndyCar Race, USAC Triple Crown Championship and NHRA Pro Event

American Rebel Light Beer Sponsorship of Tony Stewart Racing Drivers Tony Stewart and Matt Hagan Celebrate Stewart Win and Head to Charlotte for American Rebel Light NHRA 4-Wide Nationals April 25 – 27 at zMAX Dragway at Charlotte Motor Speedway

Nashville, TN, April 17, 2025 (GLOBE NEWSWIRE) -- American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), creator of American Rebel Beer ( americanrebelbeer.com ) and a designer, manufacturer, and marketer of branded safes, personal security and self-defense products and apparel ( americanrebel.com ), would like to congratulate Tony Stewart on his history-making victory in the NHRA Top Fuel Dragster ( nhra.com ) this past weekend at The Strip at Las Vegas Motor Speedway. Tony is the first driver to win a NASCAR Cup Series race, an IndyCar race, a USAC Triple Crown Championship and an NHRA Pro Event. The American Rebel Light Beer sponsorship of Tony Stewart Racing ( tsrnitro.com ) drivers Tony Stewart and Matt Hagan proudly celebrate the Stewart win as this history-making victory draws tremendous attention to the American Rebel Light sponsorship. The Stewart victory is also very emotional for the American Rebel team as we know how much this victory means to Tony and Leah personally.

“I haven’t been around the NHRA Mission Foods Drag Racing Series very long, but I realized it takes a lot to win one of these Top Fuel races,” said Tony Stewart. “In my career, I’ve never had to wait over a year to win a race. We always figured it out pretty quickly and we won. We needed this win. It’s been so stressful for everyone since Leah (Pruett - Stewart’s wife) nearly won the World Top Fuel Championship in 2023 when it came down to the final round of the whole season.”

Tony Stewart replaced Leah Pruett as the driver of the Tony Stewart Racing NHRA Top Fuel Dragster at the beginning of the 2024 season. Tony and Leah were married in 2021 and Leah asked Tony to drive her car in the Top Fuel series as the couple set out to start a family. Tony drove in the Top Alcohol series, a tier below Top Fuel, in 2023.

“When your wife wants to try to start a family and wants you to driver her car, what are you going to say?” continued Stewart. “We had a lot of changes for the team because my body weight is different. Car tubing is different, and it just takes time. It was frustrating as we just couldn’t get on a path to make consistent gains last year. Two years ago, I won my first NHRA national event in the Top Alcohol Dragster here at Las Vegas with McPhillips Racing, and now I win my first Top Fuel national event at the Strip. It’s pretty damn cool. I’ve been a motorsports fan my whole life, and I think we made racing history with the Top Fuel win. I’m not sure if there has ever been a driver to win a NASCAR Cup race, an IndyCar race, the USAC Triple Crown championship and an NHRA Pro event (Top Fuel). To do it with our team and our family was very emotional. When Leah brought Dom (their newborn son) up on stage in victory lane, my heart stopped. I got so emotional there. That is a feeling I have never had in my life before. The Four Wide setup is the equalizer for me. I’m used to racing with many cars around me. It’s tough for the guys who are not used to four cars racing at once. We can’t get to Charlotte fast enough with the next four-wide setup. I love the format.”

The next event on the NHRA Misson Foods Drag Racing Series schedule is the American Rebel Light NHRA 4-Wide Nationals April 25 – 27 at the Charlotte Motor Speedway.

“I couldn’t be happier for Tony and Leah as I know how much the victory in Las Vegas means to them both,” said American Rebel CEO Andy Ross. “Our relationship started out as a sponsorship, turned into a friendship and now it’s family. Tony, Matt and Leah have been a big part of our incredible success opening up distributors for American Rebel Light Beer across the country. Various consultants told me opening up distributors was next to impossible, but American Rebel has proven them wrong because we have a real 12-year organic story of how we got here, and Tony, Matt and Leah’s support have poured patriotic fuel all over the fire we had already started. I can’t thank them enough for everything they’ve done.”

American Rebel is an associate sponsor on the Tony Stewart driven Top Fuel Dragster and the Matt Hagan driven Funny Car for all 20 races of the NHRA Mission Foods 2025 season as well as the primary sponsor of the Matt Hagan Funny Car for five races, including the American Rebel Light NHRA 4-Wide Nationals at Charlotte Motor Speedway, and the primary sponsor of the Tony Stewart Top Fuel Dragster for one race during the 2025 season. Being a sponsor provides opportunities for vast exposure during the race broadcasts on Fox Sports, Fox Sports 1 (FS1) and Fox Sports 2 (FS2). Ratings for NHRA telecasts are very strong and visibility continues to expand through additional streaming options through NHRA.tv.

In addition to the strong television viewership of NHRA racing, NHRA has unveiled exciting opportunities for digital media and content creators for the 2025 NHRA Mission Foods Drag Racing Series season. Aiming to change the way influencers, content creators and digital media members experience drag racing, NHRA is working to expand its reach across social media platforms with its Cornwell Tools Burnout Box Content Creator Zone. This expansion and emphasis in the digital media space will significantly benefit American Rebel.

American Rebel has also benefitted from the relationship with Tony Stewart Racing through the social media reach of Tony Stewart, Matt Hagan and Leah Pruett. Tony Stewart has nearly 750,000 followers on X (@TonyStewart) and over 250,000 followers on Instagram (@tsrsmoke). Matt Hagan has nearly 150,000 followers on Instagram (@matthagan_fc) and Leah Pruett has nearly 400,000 followers on Instagram (@leah.pruett).

“Tony, Matt and Leah are such an important part of our story,” said Andy Ross. “Tony is a legendary NASCAR driver who may be the most versatile race car driver in history, having also driven in NASCAR, IndyCar, USAC, NHRA and just about anything with wheels. And Matt has 52 NHRA national event wins and is one of only four legendary Funny Car drivers to win four championships (John Force, Don Prudhomme and Kenny Bernstein are the others) and Leah has kicked in doors as a Top Fuel driver and she continues to provide unparalleled support for American Rebel at the track and on social media. Our distributors love our connection with Tony Stewart Racing as American Rebel Light Beer connects with our customers through this sponsorship.”

It’s been said that Andy Ross wrote the most on-brand drag racing song ever with his “Nitro Lightning” that he wrote for Matt Hagan. The song gets played at the track nearly every race weekend and even has been referenced on the Fox broadcasts. Andy has performed concerts at the Texas Motorplex and the Bradenton Motorsports Park after race events and is scheduled to perform this year at the American Rebel Light NHRA 4-Wide Nationals in Concord, NC.

“What’s more American Rebel than rock ‘n’ roll and drag racing? I love victory lane and bringing the party,” said Andy Ross. “Drag racing fans are the perfect demo for American Rebel Beer and we’re looking forward to continuing this relationship a long time.”

Primary sponsorship dates for American Rebel Beer on the Matt Hagan Funny Car are April 25 – 27 at the American Rebel Light NHRA 4-Wide Nationals in Concord, NC; June 20 – 22 at the Virginia NHRA Nationals at North Dinwiddle, VA; August 14 – 17 at the Lucas Oil NHRA Nationals in Brainerd, MN; September 26 – 28 at the NHRA Midwest Nationals near St. Louis, MO; and October 30 – November 2 at the NHRA Nevada Nationals in Las Vegas, NV. American Rebel Beer will also be a primary sponsor for the Tony Stewart Top Fuel Dragster on September 26 – 28 at the NHRA Midwest Nationals near St. Louis, MO.

About American Rebel Light Beer

Produced in partnership with AlcSource, American Rebel Light Beer ( americanrebelbeer.com ) is a domestic premium light lager celebrated for its exceptional quality and patriotic values. It stands out as America’s Patriotic, God-Fearing, Constitution-Loving, National Anthem-Singing, Stand Your Ground Beer.

American Rebel Light is a Premium Domestic Light Lager Beer – All Natural, Crisp, Clean and Bold Taste with a Lighter Feel. With approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, American Rebel Light Beer delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s all natural with no added supplements and importantly does not use corn, rice, or other sweeteners typically found in mass produced beers.

About Tony Stewart Racing

Headquartered in Brownsburg, Indiana, Tony Stewart Racing (TSR) Nitro fields two entries in the NHRA Mission Foods Drag Racing Series. After more than four decades of racing around in circles, Tony Stewart embarked on a straight and narrow path, albeit more than 300 mph. The championship-winning racecar driver who has successfully transitioned to being a championship-winner team owner, formed the TSR nitro team in 2021, with 2022 marking the team’s first season in competition. Matt Hagan pilots the Funny Car and Tony Stewart took over driving duties in 2024 for wife Leah Pruett in the Top Fuel dragster as they started a family. Hagan is a four-time Funny Car champion (2011, 2014, 2020 and 2023) from Christiansburg, Virginia. Stewart hails from Columbus, Indiana and earned his first Top Fuel victory at the 2025 NHRA Four-Wide Nationals in Las Vegas. He also won the 2024 NHRA Rookie of the Year title. Stewart finished second in the 2023 Top Alcohol Dragster championship standings.

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit americanrebelbeer.com or americanrebel.com. For investor information, visit americanrebelbeer.com/investor-relations.

American Rebel Holdings, Inc.

info@americanrebel.com

American Rebel Beverages, LLC

Todd Porter, President

tporter@americanrebelbeer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc., (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of a launch party, actual launch timing and availability of American Rebel Beer, success and availability of the promotional activities, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Company Contact:

tporter@americanrebelbeer.com
info@americanrebel.com